United States securities and exchange commission logo





                             February 24, 2022

       Mandy Fields
       Chief Financial Officer
       e.l.f. Beauty, Inc.
       570 10th Street
       Oakland, California 94607

                                                        Re: e.l.f. Beauty, Inc.
                                                            Form 10-K for the
Year Ended March 31, 2021
                                                            File No. 001-37873

       Dear Ms. Fields:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended March 31, 2021

       Management's Discussion and Analysis
       Results of Operations, page 39

   1. Please further expand your revenues discussion to quantify the extent to which changes in prices, changes in
volume, or the introduction of new products contributed to fluctuations in net sales. Refer to
Item 303(a)(3)(iii) of Regulation S-K.
       Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Segment Reporting, page 69

   2. You disclose that it is impracticable to provide revenue by product line. We note the various discussions
that took place during your Earnings Call held on November 3, 2021, regarding different
product categories. For example, in regard to skin care, it was noted
                                                        that skin care
represents almost 25% of your business on certain websites. Please help us better understand how
it is impracticable for you to provide the disclosures required by
 Mandy Fields
e.l.f. Beauty, Inc.
February 24, 2022
Page 2
         ASC 280-10-50-40 related to your product categories.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at
(202) 551-3355
with any questions.



FirstName LastNameMandy Fields                              Sincerely,
Comapany Namee.l.f. Beauty, Inc.
                                                            Division of
Corporation Finance
February 24, 2022 Page 2                                    Office of Life
Sciences
FirstName LastName